Exhibit (a)(1)(D)

Form of Reminder E-mail – Dates may change if expiration date of offer is extended

The Infinera Corporation offer to exchange certain outstanding options to purchase common stock for new awards (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on February 22, 2010, unless we extend the Offer.

According to our records, you have not yet submitted an election for your eligible options. Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, you must submit a properly completed election via the Infinera offer website at https://infinera.equitybenefits.com no later than 9:00 p.m., Pacific Time, on February 22, 2010.

Only responses that are properly completed, signed (electronically or otherwise), dated and actually received by Infinera by the deadline will be accepted. Responses submitted by any other means, including hand delivery, fax, email, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010; and (2) the email from Thomas J. Fallon, our President and Chief Executive Officer, dated January 25, 2010. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Offer website at https://infinera.equitybenefits.com, or by contacting Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com.